UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MSC.Software Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

553531104

(CUSIP Number)

Symphony Technology Group, LLC

2475 Hanover Street

Palo Alto, CA 94304

Attn: Chief Financial Officer

Telephone: (650) 935-9500

with copies to:

Steve L. Camahort

Shearman & Sterling LLP

525 Market Street

San Francisco, CA 94105

Telephone: (415) 616-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553531104

1.	Names of Reporting Persons. Maximus Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, BK, OO, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,526,496 **
9. Sole Dispositive Power 0
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,496 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.1% **
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 553531104

1.	Names of Reporting Persons. Maximus Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, BK, OO, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,526,496**
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,496 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%**
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 553531104

1.	Names of Reporting Persons. STG UGP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, BK, OO, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,526,496**
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,496 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%**
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 553531104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STG III GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, BK, OO, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,526,496**
9. Sole Dispositive Power 0
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,496 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%**
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 553531104

1.	Names of Reporting Persons. STG III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, BK, OO, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,526,496 **
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,496 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.1% **
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 553531104

1.	Names of Reporting Persons. STG III-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, BK, OO, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,526,496 **
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,496 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%**
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 553531104

1.	Names of Reporting Persons. Dr. Romesh Wadhwani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, BK, OO, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,526,496 **
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,526,496 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%**
14.	Type of Reporting Person (See Instructions) IN

**	See Item 5

This Amendment No. 1 to Schedule 13D is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Maximus Holdings Inc., a Delaware corporation (“Parent”), (2) Maximus Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), (3) STG UGP, LLC., a Delaware limited liability company (“STG UGP”), (4) STG III GP, L.P., a Delaware limited liability partnership (“STG III GP”), (5) STG III, L.P., a Delaware limited partnership (“STG III”), (6) STG III-A, L.P., a Delaware limited partnership (“STG III-A”) and (7) Dr. Romesh Wadhwani (“Dr. Wadhwani”), to supplement and amend the Schedule 13D filed on behalf of the Reporting Persons on July 17, 2009. Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meaning.

All information in this Amendment No. 1 to Schedule 13D is being supplied solely by the Reporting Persons and only the Reporting Persons shall be deemed responsible for the accuracy of such information.

Item 3.	Source Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

On September 28, 2009, Parent, Merger Sub and Issuer entered into an amendment (the “Amendment”) to the Merger Agreement, to, amongst other things, increase the per share merger consideration from $7.63 per share to $8.40 per share, to increase the Termination Fee (as defined in the Merger Agreement) from $11,800,000 to $13,000,000, and to increase the Parent Termination Fee (as defined in the Merger Agreement) from $16,800,000 to $40,000,000.

In connection with the Amendment, Parent has obtained a revised equity and debt commitment letter from STG III and STG III-A dated September 28, 2009 (the “New STG Commitment Letter”), pursuant to which, STG III and STG III-A, severally and not jointly, have agreed to contribute, or cause to be contributed, to Parent, at or prior to the consummation of the Merger, immediately available funds in the amount equal to $121,406,051 and $16,103,949, respectively, in exchange for the equity and debt securities described therein.

In connection with the Amendment, the Lenders have also provided a revised Senior Secured Credit Facility Commitment Letter dated September 28, 2009 (the “New Debt Commitment Letter”) to Symphony Technology Group, pursuant to which the Lenders, subject to the terms and conditions therein, recommitted to provide an aggregate of $65,000,000 in debt financing, which financing will be used for the purpose of funding a portion of the consideration payable in connection with the Merger, to pay certain fees and expenses of the Merger, and for general corporate purposes for the operation of the Issuer following the closing of the Merger.

The foregoing descriptions of the Amendment, New STG Commitment Letter and New Debt Commitment Letter do not purport to be complete and are qualified in their entirety by reference to such agreements, each of which is incorporated by reference in its entirety into this Item 3. Copies of the Amendment, New STG Commitment Letter and New Debt Commitment Letter are filed as Exhibits 99.14, 99.15 and 99.16, respectively, hereto.

Item 4.	Purpose of Transaction

The second paragraph in the response set forth in Item 4 of the Schedule 13D is hereby amended and restated to read as follows:

“Upon the consummation of the Merger, each outstanding share of Common Stock of the Issuer will be converted into the right to receive $8.40 in cash, without interest. All shares of Common Stock held by the Issuer (other than in an employee plan of the Issuer) or owned by Parent immediately prior to the effectuation of the Merger shall be cancelled, and no payment shall be made. All options to purchase shares of Common Stock (the “Stock Options”) granted under the Issuer’s 1991 Stock Option Plan, the 1998 Stock Option Plan, the 2001 Stock Option Plan, the Advanced Enterprise Solutions Program, the 2006 Performance Incentive Plan and certain non-plan option agreements (the “Company Stock Plans”) shall be converted into the right to receive an amount in cash determined by multiplying (i) the excess, if any, of $8.40 over the applicable exercise price of such option by (ii) the number of shares of Common Stock such holder could have acquired under such option (the “Conversion Right”). The Conversion Right shall be subject to the same terms and conditions as the related Stock Option, including the vesting and forfeiture provisions, except that the holder thereof shall be entitled to automatic settlement in cash of the vested portion of the Conversion Right in accordance with the original vesting schedule (including any terms related to automatic accelerated vesting) of the related Stock Option. To the extent that a Stock Option is vested as of, or vests upon the consummation of the Merger in accordance with its terms, Parent shall, or shall cause the Issuer, to settle the resulting vested Conversion Right promptly after the consummation of the Merger. All restricted stock units or performance stock units granted under the Company Stock Plans (each a “Company Stock Unit”) shall be converted into the right to receive $8.40 for each share of Common Stock the holder could have acquired under the terms of the Company Stock Unit immediately prior to the consummation of the Merger (the “Conversion Unit”). The Conversion Units shall be subject to the same terms and conditions as the Company Stock Unit, except that the holder shall be entitled to automatic settlement in cash of the vested portion of the Conversion Unit. To the extent that a Company Stock Unit is vested as of, or vests upon the consummation of the Merger in accordance with its terms, Parent shall, or shall cause the Issuer, to settle the resulting vested Conversion Unit promptly after the consummation of the Merger.”

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Document
99.1	Joint Filing Agreement, dated July 16, 2009, by and among Maximus Holdings Inc., Maximus Inc., STG UGP, LLC, STG III GP, L.P., STG III, L.P., STG III-A, L.P. and Dr. Romesh Wadhwani.*

99.9	Power of Attorney granted by STG UGP, LLC.*

99.10	Power of Attorney granted by STG III GP, L.P.*

99.11	Power of Attorney granted by STG III, L.P.*

99.12	Power of Attorney granted by STG III-A, L.P.*

99.13	Power of Attorney granted by Dr. Romesh Wadhwani*

99.14	Amendment to Agreement and Plan of Merger, dated September 28, 2009, by and among Maximus Holdings Inc., Maximus Inc. and MSC.Software Corporation.

99.15	Equity and Debt Commitment letter among STG III, L.P., a Delaware limited partnership, STG III-A, L.P., a Delaware limited partnership, and Maximus Holdings Inc., a Delaware corporation, dated September 28, 2009.

99.16	Fifth Amended and Restated Debt Commitment Letter among Wells Fargo Foothill, LLC, CapitalSource Bank and Symphony Technology Group, dated September 28, 2009.

*	Filed as an Exhibit to the Reporting Person’s joint Statement on Schedule 13D filed on July 17, 2009, and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2009

MAXIMUS HOLDINGS INC.

	By:	/s/ Brad MacMillin
	Name:	Brad MacMillin
	Title:	Secretary

MAXIMUS INC.

	By:	/s/ Brad MacMillin
	Name:	Brad MacMillin
	Title:	Secretary

STG UGP, LLC

	By:	/s/ Brad MacMillin
	Name:	Brad MacMillin
	Title:	Authorized Person**

STG III GP, L.P.
	By:	STG UGP, LLC, its general partner

	By:	/s/ Brad MacMillin
	Name:	Brad MacMillin
	Title:	Authorized Person**

STG III, L.P.
	By:	STG III GP, L.P., its general partner
	By:	STG UGP, LLC, its general partner

	By:	/s/ Brad MacMillin
	Name:	Brad MacMillin
	Title:	Authorized Person**

**	See Powers of Attorney

STG III-A, L.P.
By: By:	STG III GP, L.P., its general partner STG UGP, LLC, its general partner

By:	/s/ Brad MacMillin
Name:	Brad MacMillin
Title:	Authorized Person**

DR. ROMESH WADHWANI

By:	/s/ Brad MacMillin
Name:	Brad MacMillin
Title:	Authorized Person**

**	See Powers of Attorney